UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 8
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dune Energy, Inc.
(Name of Subject Company)

Eos Merger Sub, Inc.
(Offeror)

Eos Petro, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

008015307
(Cusip Number of Class of Securities)

Nikolas Konstant
Eos Petro, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, California  90067
(310) 552-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey P. Berg Barry A. Brust Jessica Wade Baker & Hostetler LLP 11601 Wilshire Boulevard, Suite 1400 Los Angeles, California 90025 (310) 820-8800	Bill Nelson Kristina Trauger Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22, 129,405	$2,572

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dune Energy, Inc., a Delaware corporation (“Dune”), at a purchase price of $0.30 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 73,128,848 shares of common stock of Dune that are issued and outstanding; and (ii) 635,833 deferred stock units that are issued and outstanding of Dune. The foregoing figures have been provided by Dune to the offeror and are as of the close of business on October 7, 2014, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Eos Petro, Inc., a Nevada corporation (“Eos”) and Eos Merger Sub, Inc., a Delaware corporation and a directly wholly owned subsidiary of Eos (“Purchaser”) with the Securities and Exchange Commission on October 9, 2014, as subsequently amended in Schedule TO/As filed with the Securities and Exchange Commission on October 14, 2014, October 22, 2014, November 7, 2014, November 21, 2014, two filed on December 23, 2014 and January 16, 2015 (as amended, the “Schedule TO”), relating to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dune Energy, Inc., a Delaware corporation (“Dune”), for $0.30 in cash (the "Offer Price"), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the original Schedule TO (the offer reflected by such terms and conditions, as they may be amended, supplement or extended from time to time, constitutes the “Offer”).

ITEMS 1 THROUGH 11.

All information contained in the Offer is expressly incorporated herein by reference with respect to Items 1-11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 11 of the Schedule TO and the disclosure in the Offer to Purchase are hereby amended and supplemented as follows:

A.           Adding the following paragraph in Items 1 and 4 of the Schedule TO:

On January 26, 2015, Purchaser extended the expiration of the Offer until January 30, 2015 at 12:00 midnight New York City time, to allow Purchaser and Dune additional time to negotiate potential revised terms of the Merger Agreement. The Offer was previously scheduled to expire on January 23, 2015 at midnight, New York City time. The Depositary has indicated that, as of the close of business on January 23, 2015, a total of approximately 72,301,271 shares or 98.75679% of the outstanding Shares had been validly tendered and not properly withdrawn pursuant to the Offer, which is sufficient to satisfy the Minimum Tender Condition. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(H).

B.            Adding the following paragraph to Items 1, 4, 7, 9 and 11 of the Schedule TO:

PLEASE BE ADVISED THAT MATERIAL TERMS OF THE MERGER AGREEMENT AND OFFER SET FORTH IN THIS SCHEDULE T/O ARE LIKELY TO CHANGE PRIOR TO THE EXPIRATION OF THE OFFER. As of January 26, 2015, the date of Amendment No. 8 to this Schedule TO, Dune and Eos are in the process of negotiating potential revised terms for the Merger Agreement upon which the merger and Offer could still be completed. Such revised terms may include, but are not limited to, revising the $0.30 per share price for the shares of Dune common stock tendered for purchase in the Offer. If the parties are able to agree on revised terms, the parties will announce such terms and, if there are fewer than ten business days left before the expiration of the Offer, extend the Offer so that Dune’s shareholders have a minimum of ten business days to consider such revised terms. However, there is no assurance that the parties will be able to agree on revised terms. If such terms are agreed upon, the parties do not expect the revised Offer Price for the Shares to be more than nominal.

C.           All references to “12:00 midnight, New York City time, on Thursday, November 6, 2014,” “12:00 midnight, New York City time, on Thursday, November 20, 2014,” “12:00 midnight, New York City time, on Monday, December 22, 2014,” “12:00 midnight, New York City time, on Thursday, January 15, 2015,” “12:00 midnight, New York City time, on Friday, January 23, 2015” or any variations thereof, set forth in Exhibits (a)(1)(A) through (a)(1)(E) are hereby amended and replaced with “12:00 midnight, New York City time, on Friday, January 30, 2015.”

D.           The following paragraphs are added at the end of Section 11 – “Background of the Offer; Past Contacts or Negotiations with Dune.” in the Offer to Purchase as new paragraphs:

On January 23, 2015, pursuant to an amendment to the Merger Agreement, the parties agreed to extend the Offer’s expiration date to January 30, 2015 to allow the parties additional time to negotiate revised terms.

On January 23, 2015, Dune provided Eos with notice of Dune’s receipt of a written non-binding letter of intent from Party K indicating an interest in purchasing all of the assets of Dune, which, if not executed, will expire on January 29, 2015. Dune and its advisors have analyzed Party K’s proposal and determined it would not be reasonably likely to result in a Superior Proposal.

As of January 26, 2015, Dune and Eos are in the process of negotiating potential revised terms for the Merger Agreement upon which the merger and Offer could still be completed. Such revised terms may include, but are not limited to, revising the $0.30 per share price for the shares of Dune common stock tendered for purchase in the Offer. If the parties are able to agree on revised terms, the parties will announce such terms and, if there are less than ten business days left before the expiration of the Offer, extend the Offer so that Dune’s shareholders of a minimum of ten business days to consider such revised terms. However, there is no assurance that the parties will be able to agree on revised terms. If such terms are agreed upon, the parties do not expect the revised Offer Price for the Shares to be more than nominal.

Item 12.  Exhibits

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on October 9, 2014.*
(a)(5)(A) (a)(5)(C)
Joint press release issued by Dune and Eos dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).
Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).

(a)(5)(D)	Press release issued by Eos dated November 7, 2014.**
(a)(5)(E)	Press release issued by Eos dated November 21, 2014.***
(a)(5)(F)	Press release issued by Eos dated December 23, 2014.****
(a)(5)(G)	Press release issued by Eos dated January 16, 2015.*****
(a)(5)(H)	Press release issued by Eos dated January 26, 2015.
(d)(2)	Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos *
(g)	Not applicable.
(h)	Not applicable.
*	Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014.

**	Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 7, 2014.

***	Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 21, 2014.

****
Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on December 23, 2014 (please note there were two amendments to Schedule TO filed by Eos and Purchaser on December 23, 2014; the press release is included as an exhibit to the earlier TO amendment filed on such date).

*****	Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on January 16, 2015.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2015

EOS MERGER SUB, INC.

By:           /s/ Nikolas Konstant
Name: Nikolas Konstant
Title:   President and CEO

EOS PETRO, INC.

By:           /s/ Nikolas Konstant
Name: Nikolas Konstant
Title:   Chairman of the Board and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on October 9, 2014.*
(a)(5)(A) (a)(5)(C)
Joint press release issued by Dune and Eos dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).
Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).

(a)(5)(D)	Press release issued by Eos dated November 7, 2014.**
(a)(5)(E)	Press release issued by Eos dated November 21, 2014.***
(a)(5)(F)	Press release issued by Eos dated December 23, 2014.****
(a)(5)(G)	Press release issued by Eos dated January 16, 2015.*****
(a)(5)(H)	Press release issued by Eos dated January 26, 2015.
(d)(2)	Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos *
(g)	Not applicable.
(h)	Not applicable.
*	Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014.

**	Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 7, 2014.

***	Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 21, 2014.

****
Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on December 23, 2014 (please note there were two amendments to Schedule TO filed by Eos and Purchaser on December 23, 2014; the press release is included as an exhibit to the earlier TO amendment filed on such date).

*****	Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on January 16, 2015.